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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                        UNDER THE SECURITIES ACT OF 1934




                              UNITED RENTALS, INC.
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                                (NAME OF ISSUER)



COMMON STOCK, PAR VALUE $0.01 PER SHARE                     911363 10 9
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    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)





The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                               (Page 1 of 7 Pages)


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
------------------------------------        ------------------------------------
CUSIP No. 911363 10 9                  13G          Page 2 of 7 Pages
------------------------------------        ------------------------------------

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  1          NAME OF REPORTING PERSON:            JOHN N. MILNE

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                ###-##-####
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [_]
                                                                       (B) [X]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              2,142,857
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            0
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         0
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       2,142,857

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  9          AGGREGATE AMOUNT BENEFICIALLY                2,142,857
             OWNED BY REPORTING PERSON:

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [ ]
             CERTAIN SHARES:

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         8.9%

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  12         TYPE OF REPORTING PERSON:            IN

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                                Page 2 of 7 pages

Item 1
------

     (a)   Name of Issuer:

           United Rentals, Inc. (hereinafter referred to as the "Company")

     (b)   Address of Issuer's Principal Executive Offices:

           Four Greenwich Office Park
           Greenwich, Connecticut  06830

Item 2
------

     (a)   Name of Person Filing:

           See Item 1 of the Cover Page attached hereto.

     (b) Address of Principal Business Office or, if none, Residence:

           87 South Maple Avenue
           Westport, Connecticut 06880

     (c)   Citizenship:

           See Item 4 of the Cover Page attached hereto.

     (d) Title of Class of Securities:

           Common Stock, par value $0.01 per share (hereinafter referred to as "Common Stock")

     (e) CUSIP Number:

           911363 10 9

Item 3
------

     Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b):

     Not applicable.



                                Page 3 of 7 pages

Item 4
------

     (a)   Amount Beneficially Owned:

           See Item 9 of the Cover Page attached hereto and the information set forth below.

     (b) Percent of Class:

           See Item 11 of the Cover Page attached hereto. Such figure is based on the number of shares of Common Stock outstanding as of December 23, 1997 and is derived from the Company's prospectus relating to the Common Stock, dated December 18, 1997, included in the Company's Registration Statement on Form S-1 (Registration No. 333-39117) filed with the Securities and Exchange Commission.

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:

                 See Item 5 of the Cover Page attached hereto.

            (ii) Shared power to vote or to direct the vote:

                 See Item 6 of the Cover Page attached hereto.

           (iii) Sole power to dispose or to direct the disposition of:

                 See Item 7 of the Cover Page attached hereto.

            (iv) Shared power to dispose or to direct the disposition of:

                 See Item 8 of the Cover Page attached hereto and the information set forth below.

     Mr. Milne beneficially owns an aggregate of 2,142,857 shares of Common Stock (consisting of 1,428,571 issued shares and 714,286 shares that may be acquired pursuant to the exercise of warrants to purchase Common Stock ("Warrants"), which Warrants are currently exercisable at an exercise price of $10 per share).




                                Page 4 of 7 pages

     Mr. Milne is a party to an agreement with the Company and Bradley S. Jacobs, the current Chairman, Chief Executive Officer and a Director of the Company, pursuant to which Mr. Milne has agreed that (i) if Mr. Jacobs sells any Common Stock or Warrants that he beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of Mr. Milne a pro rata portion of Mr. Milne's Common Stock or Warrants at then prevailing prices, and (ii) except for sales that may be required to be made as aforesaid, Mr. Milne shall not (without the prior written consent of the Company) sell or otherwise dispose of the Common Stock or Warrants currently owned by him (subject to certain exceptions for charitable gifts). The foregoing provisions of the agreement terminate in September 2002.

Item 5
------

     Ownership of Five Percent or Less of a Class:

     Not applicable.

Item 6
------

     Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7
------

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable.

Item 8
------

     Identification and Classification of Members of the Group:

     Not applicable.

Item 9
------

     Notice of Dissolution of Group:

     Not applicable.



                                Page 5 of 7 pages

Item 10
-------

     Certification:

     Not applicable.












                          Page 6 of 7 pages

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 1998

                                       /s/ John N. Milne
                                       ----------------------------
                                       John N. Milne










                          Page 7 of 7 pages